VIPER POWERSPORTS INC.
10895 Excelsior Blvd. – Suite 203
Hopkins, MN 55343

March 4, 2011

United States Securities and Exchange Commission Division of Corporation Finance Washington, D.C. 20549 Attn: Doug Jones, Staff Accountant	Re: Viper Powersports Inc. - Response to SEC Letter

Dear Commission:

Regarding your letter to Viper Powersports Inc. (the “Company”) of February 17, 2011, the following responses are keyed to the paragraph numbers in your comment letter:

Form 10-K for Fiscal Year Ended December 31, 2009

M, D & A – Revenues page 11
SEC Comment #1

The reduction in the fourth quarter was due to return of a bike from a dealer.  In our amendment, we will disclose in our financial statement notes our accounting policy for sales returns.  As already stated to you, there was no material impact on our revenues from this transaction.

SEC Comment #2

We believe we have provided any material information regarding non-vehicle sales at this stage of our early commercial development.  However, until we sell adequate numbers of our motorcycles, we do not expect non-vehicle sales to be material, which is the case with any company attempting to build its unique branding.  Keep in mind that we only asserted that our future revenues are expected to consist of such revenues, and accordingly there is no necessity for further disclosure on this point.

Again, we restate that we do not have useful material information regarding number of motorcycles and average sales price more than we have given you.  During fiscal year 2009, we were establishing our initial dealer network and had to make different concessions to different dealers to convince them to come onboard with our dealer network.  This is the case with any company establishing a commercial sales network employing dealers.

Exhibits 31.1 and 31.2

SEC Comment #3

These corrected certifications will be included in our pending amendment.

Form 10-Q for Fiscal Quarter Ended September 30, 2010.

SEC Comment #4 Consolidated Balance Sheets, page 3

An accounting policy for accounts receivable will be included in our pending amendment and address the items you referred to in your comment #3.

SEC Comment #5 (M,D & A – Results of Operations, page 12)

We will include disclosure in our pending amendment relating to initial pricing that resulted in negative gross profit, but we emphasize here that any start-up company in the phase of commercializing its product with dealers will experience the same results.  Our pending amendment will disclose why we believe it was initially necessary to price our products as we did.   As for the last sentence in your Comment #5, our products are priced to result in positive gross profit, since the matters you refer to were only applicable to our retaining initial dealers.

Form 10-Q/A for Fiscal Quarters Ended March 31, 2010 and June 30, 2010

SEC Comment #6 (Item 3. Controls and Procedures)

We will amend the Form 10-Q/A for June 30, 2010 (the later one) to disclose the remedial action we took in regard to the handling of warrants, and which we now believe is effective.

Finally, we will submit the necessary amendments to our filings as referred to herein within the next couple weeks through the EDGAR filing system.

Sincerely,

Robert O. Knutson, Chairman and Legal
   Counsel of Viper Powersports Inc.